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What to do now:

1              Read the enclosed Proxy Statement.

2              Review the voting instructions provided.

3              VOTE!

Three easy ways to vote:

1              Call the toll-free number on your proxy ballot card from a touch-tone telephone.

2              Log on to www.proxyvote.com.

3              Mail your completed proxy ballot card.

Voting by phone or Internet is available 24 hours a day, 7 days a week.

Answers to questions about proposed changes to:

•                  Jennison Global Growth Fund

•                  Strategic Partners International Growth Fund

•                  Strategic Partners International Value Fund

The Boards of Directors of the Jennison Global Growth Fund, the Strategic Partners International Growth Fund, and the Strategic Partners International Value Fund are recommending the merger of these global/international equity funds into the Dryden International Equity Fund to create what is expected to be a larger, more efficient fund. This packet provides additional information about the proposed mergers. The Board of Directors of each fund recommends you vote to approve the proposals.

Please read the enclosed materials and vote your shares as soon as possible. Your quick response will help us hold down communications costs. Three methods for voting your shares are noted above to make it as easy as possible for you.

What’s Inside

Answers to your questions about the merger proposal	2–5
Supplements to the prospectus	6–12

Mutual Funds from Prudential Financial

Here are answers to some questions you may have. These materials should be reviewed together with the enclosed proxy materials.

What proposal am I being asked to vote on?

Shareholders of the Jennison Global Growth Fund and the Strategic Partners International Growth and International Value Funds are being asked to approve a proposal for the acquisition of all of the assets of their Funds by the Dryden International Equity Fund.

Why are the Boards proposing these mergers?

After a thorough review, we have reached the difficult conclusion that the Strategic Partners fund family does not offer the potential scale to remain an effective long-term investment solution for shareholders. Thus we will be combining Strategic Partners mutual funds into the much larger JennisonDryden mutual fund family.

How do I benefit from this change?

Merging each target fund into the Dryden International Equity Fund is expected to result in a larger fund with potentially lower expenses that will continue to provide exposure to international equities. The accompanying combined joint proxy statement and prospectus includes a detailed description of each proposal and its expected benefits to shareholders.

What if shareholders of only one or two of the Funds approve the merger?

The mergers are separate transactions. Shareholder approval of any one transaction is not contingent upon, and will not affect, shareholder approval of either of the other two transactions. Completion of each transaction is also completely independent of the others.

Do the merging funds and the Dryden International Equity Fund have similar investment objectives and policies?

The primary investment objectives of the Funds are identical. Each Fund’s primary investment objective is to seek long-term growth of capital. The Jennison Global Growth Fund, however, has a secondary invest-ment objective of seeking income. The Dryden International Equity Fund, the Strategic Partners Interna-tional Growth Fund, and the Strategic Partners International Value Fund do not have secondary investment objectives. The investment policies of the Funds are similar. Each Fund invests primarily in equity-related securities, although the universe of equity-related securities is defined somewhat differently. The Dryden International Equity Fund, the Strategic Partners International Growth Fund, and the Strategic Partners International Value Fund primarily invest in equity-related securities of foreign companies while the Jennison Global Growth Fund primarily invests in equity-related securities of medium-size and large U.S. and foreign (non-U.S.-based) companies. The Funds also pursue somewhat different investment styles. The Jennison Global Growth Fund and the Strategic Partners International Growth Fund pursue “growth” investing styles, the Strategic Partners International Value Fund pursues a “value” investing style, and the Dryden International Equity Fund pursues a “core” investing style (i.e., a style with both growth and value characteristics). If a proposed fund merger is approved, shareholders of the merging fund will become shareholders of the Dryden International Equity Fund.

Who are the investment advisors for the Funds?

Fund	Investment Advisor
Merging Funds
Jennison Global Growth Fund	Jennison Associates LLC
Strategic Partners International Growth Fund	William Blair & Company, LLC
Strategic Partners International Value Fund Acquiring Fund	LSV Asset Management and Thornburg Investment Management
Dryden International Equity Fund	Quantitative Management Associates LLC

If the proposals are approved, we expect that Quantitative Management Associates LLC will continue to be investment advisor for the Dryden International Equity Fund and that Margaret S. Stumpp, John Van Belle, Ted Lockwood, Peter Xu, and Betty Sit Tong will continue as its portfolio managers after the mergers are completed.

How do the expenses of the Funds compare?

The annual net operating expense ratios for the Funds as of April 30, 2006, are:

Fund (all Class A) Expense Ratio

•	Dryden International Equity Fund:	1.43%
•	Jennison Global Growth Fund:	1.43%
•	Strategic Partners International Growth Fund:	1.85%
•	Strategic Partners International Value Fund:	1.61%

One significant component of overall fund expenses is the investment management fee. Although the Jennison Global Growth Fund has a lower investment management fee than the Dryden International Equity Fund, shareholders of the Jennison Global Growth Fund, as well as of the other merging funds, are generally expected to realize a reduction in overall net and gross operating expense ratios as a result of the mergers.

Is each transaction a taxable event for federal income tax purposes?

We do not expect any transaction to result in a taxable gain or loss for U.S. federal income tax purposes.

See the proxy statement and prospectus for more information.

How large do you expect the Dryden International Equity Fund to be after the transactions?

The approximate net assets (on a pro forma basis) for the combined Dryden International Equity Fund would have been as follows on April 30, 2006, if the Funds had been merged on that date.

Combining Dryden International Equity Fund with: Assets

•	Jennison Global Growth Fund only	$788.10 million
•	Strategic Partners International Growth Fund only	$631.10 million
•	Strategic Partners International Value Fund only	$635.70 million
•	All three proposed fund mergers	$1.35 billion

Moving the assets of the merging funds into the Dryden International Equity Fund may help the portfolio managers manage the asset base more efficiently.

How will you determine the number of shares of the Dryden International Equity Fund that I receive?

As of the New York Stock Exchange (NYSE) close of business on the transaction date, you will receive a dollar value of whole and fractional shares of the equivalent class of the Dryden International Equity Fund equal to the value of your shares in your target Fund, except that the Class B shares of the Jennison Global Growth Fund will be exchanged for Class F shares of the Dryden International Equity Fund. The Class F shares of the Dryden International Equity Fund will have exactly the same expense structure as the Class B shares of the Jennison Global Growth Fund. Each transaction is expected to occur after shareholder approval and the satisfaction of certain customary closing conditions (probably in the fourth quarter of 2006 or the first quarter of 2007).

What if there are not enough votes to reach a quorum by the scheduled shareholder meeting dates?

If we do not receive enough votes to hold a meeting for your Fund, we or D.F. King & Co., Inc., the proxy solicitation firm for the transaction, may contact shareholders who have not yet voted to encourage them to vote. If there are not enough votes to approve a proposal by the time of a meeting, the meeting may be adjourned to permit further solicitation of proxy votes.

Can my broker handle this?

Under existing NYSE rules, brokers, banks, and other nominees are not expected to be entitled to vote fund  shares with respect to the merger unless the beneficial owner gives specific instructions for the vote. However, each Fund will forward proxy materials to brokers who are the record owners for beneficial owners. When a broker is unable to cast a vote because no specific instructions have been given but executes and returns an unvoted proxy ballot card, the resulting “broker non-vote” counts toward establishing a quorum for the meeting. If sufficient votes for a quorum have not been obtained, the Fund may request that one or more brokers submit a specific number of broker non-votes in order to obtain a quorum. A fund will only take such action if it believes that the action will result in sufficient shareholder votes to approve the proposal at the meeting. Consequently, shareholders who oppose the proposal should vote against it.

How many votes am I entitled to cast?

You may cast one vote for each share of your merging Fund you own on the record date, which is September 1, 2006.

How do I vote my shares?

You can vote your shares 24 hours a day, 7 days a week by telephone, by Internet at www.proxyvote.com, or by just completing and mailing back the enclosed proxy ballot card. You can also vote your shares by attending the relevant meeting. Please see the enclosed proxy materials for complete details.

How do I sign the proxy ballot card?

•              Individual accounts: Shareholders should sign exactly as their names appear on the account registration shown on the card.

•              Joint accounts: Both owners must sign, and the signatures must conform exactly to the names shown on the account registration.

•              All other accounts: The person signing must indicate his or her role in the account. For example, a trustee for a trust should include his or her title when signing, such as “Jane Doe, Trustee,” or an authorized officer of a company should indicate his or her position with the company, such as “John Smith, President.”

Unclog your mailbox! Enroll in e-delivery

Enjoy the convenience of viewing annual and semiannual reports, prospectuses, and proxy statements on-line. When you enroll in electronic delivery, you will no longer receive paper copies of these docu-ments and will be notified by e-mail when new materials are available for on-line viewing.

Enrolling is fast and simple

•      Go to www.icsdelivery.com/prudential/funds and follow the simple enrollment instructions.

•      You will receive an e-mail when new materials are available.

•      You can cancel your enrollment or change your e-mail address at any time.

Mutual funds are distributed by Prudential Investment Management Services LLC, a Prudential Financial company and member SIPC.

 NS02124

Mutual Funds from Prudential Financial

Prudential World Fund, Inc.
Jennison Global Growth Fund

Prospectus and Statement of Additional Information

Dated:  December 30, 2005

Supplement dated January 23, 2006

Effective as of the close of business on January 25, 2006, Michelle I. Picker, CFA is no longer a portfolio manager of the Fund.  Daniel J. Duane, CFA will remain as a portfolio manager of the Fund.

To reflect this change, all references and information pertaining to Ms. Picker contained in the Prospectus and Statement of Additional Information of the Fund are deleted, effective as of the close of business on January 25, 2006.

LR009

Jennison 20/20 Focus Fund

Jennison Blend Fund, Inc.

Jennison Natural Resources Fund, Inc.

Jennison Small Company Fund, Inc.

Jennison U.S. Emerging Growth Fund, Inc.

Jennison Value Fund

Dryden California Municipal Fund

Dryden Global Total Return Fund, Inc.

Dryden Government Income Fund, Inc.

Dryden Government Securities Trust

Dryden High Yield Fund, Inc.

Dryden Index Series Fund, Inc.

Dryden Municipal Bond Fund

Dryden Municipal Series Fund

Dryden National Municipals Fund, Inc.

Dryden Short-Term Bond Fund, Inc.

Dryden Small Cap Core Equity Fund, Inc.

Dryden Tax-Free Money Fund

Dryden Tax-Managed Funds

Dryden Total Return Bond Fund, Inc.

MoneyMart Assets, Inc.

Prudential Investment Portfolios, Inc.

Prudential World Fund, Inc.

Nicholas-Applegate Fund, Inc.

Strategic Partners Asset Allocation Funds, Inc.

Strategic Partners Mutual Funds, Inc.

Strategic Partners Opportunity Funds

Strategic Partners Real Estate Fund, and

Strategic Partners Style Specific Funds, Inc.

Supplement dated May 24, 2006 to the Prospectus

This supplement amends the Prospectus of each of the funds referenced below and is in addition to any existing supplement to a Fund’s Prospectus.

JennisonDryden Mutual Funds

Jennison 20/20 Focus Fund

Jennison Blend Fund

Jennison Conservative Growth Fund

Jennison Equity Opportunity Fund

Jennison Financial Services Fund

Jennison Global Growth Fund

Jennison Growth Fund

Jennison Health Sciences Fund

Jennison Natural Resources Fund

Jennison Select Growth Portfolio

Jennison Small Company Fund

Jennison Technology Fund

Jennison U.S. Emerging Growth Fund

Jennison Utility Fund

Jennison Value Fund

JennisonDryden Conservative Allocation Fund

JennisonDryden Growth Allocation Fund

JennisonDryden Moderate Allocation Fund

Dryden Active Allocation Fund

Dryden Global Total Return Fund

Dryden Government Income Fund

Dryden High Yield Fund

Dryden International Equity Fund

Dryden Large Cap Core Equity Fund

Dryden National Municipals Fund

California Income Series

California Series

Florida Series

New Jersey Series

New York Series

Pennsylvania Series

Dryden Short-Term Corporate Bond Fund

Dryden Small Cap Core Equity Fund

Dryden Stock Index Fund

Dryden Strategic Value Fund

Dryden Tax-Free Money Fund

Dryden Total Return Bond Fund

Dryden Ultra Short Bond Fund

High Income Series

Insured Series

Money Market Series

MoneyMart Assets

Strategic Partners Mutual Funds

Strategic Partners Balanced Fund

Strategic Partners Capital Growth Fund

Strategic Partners Concentrated Growth Fund

Strategic Partners Conservative Allocation Fund

Strategic Partners Core Value Fund

Strategic Partners Equity Income Fund

Strategic Partners Growth Allocation Fund

Strategic Partners High Yield Bond Fund

Strategic Partners International Growth Fund

Strategic Partners International Value Fund

Strategic Partners Large Cap Value

Strategic Partners Managed OTC Fund

Strategic Partners Mid Cap Growth Fund

Strategic Partners Mid Cap Value Fund

Strategic Partners Moderate Allocation Fund

Strategic Partners Money Market Fund

Strategic Partners New Era Growth

Strategic Partners Real Estate Fund

Strategic Partners Small Cap Growth Fund

Strategic Partners Small Cap Value

Strategic Partners Technology Fund

Strategic Partners Total Return Bond

Nicholas-Applegate Growth Equity Fund

1.              The table captioned “Shareholder Fees” under the caption “Fees and Expenses” is amended by adding the following as the final row in the table:

Shareholder Fees (paid directly from your investment)

	Class A	Class B	Class C	Class R	Class Z	Class I	Class Y
Small balance account fee beginning on or about November 17, 2006	$15	$15	$15	None	None	None	$15

2.  A new second note is added to the “Notes to Fees and Expenses Table,” as follows:

•      Beginning on or about November 17, 2006, if the value of your account is less than $2,500, the Fund will deduct a $15 annual small balance account fee from your account.  The small balance account fee will also be charged on accounts invested in Class L, M or X shares (these share classes are currently not offered for sale).  Thereafter, beginning in 2007, the $15 annual small balance account fee will be assessed during the 4th calendar quarter of each year.  Any applicable CDSC on the shares redeemed to pay the $15 small balance account fee will be waived.  The $15 small balance account fee will not be charged on: (i) accounts during the first six months from inception of the account, (ii) omnibus accounts, (iii) institutional accounts,  (iv) group retirement plans, and (v) Automatic Investment Plan (“AIP”) accounts or employee savings plan accounts.   For more information, see “Purchase, Redemption and Pricing of Fund Shares — Small Balance Account Fee” in the Statement of Additional Information.

3.  The table under the caption  “Share Class Comparison” is amended by deleting the columns headed Class A, Class B and Class C, and replacing them with the following:

	Class A	Class B	Class C
Minimum purchase amount	$1,000	$1,000	$2,500
Minimum purchase amount beginning on or about November 17, 2006	$2,500	$2,500	$2,500
Minimum amount for subsequent purchases	$100	$100	$100
Maximum initial sales charge	5.5% of the public offering price	None	None
Contingent Deferred Sales Charge (CDSC) (as a percentage of the lower of original purchase price or sale proceeds)	1% (on investments of $1 million or more redeemed within 1 year)	5% (Year 1) 4% (Year 2) 3% (Year 3) 2% (Year 4) 1% (Year 5/6) 0% (Year 7)	1% (year 1)
Annual distribution and service (12b-1) fees (shown as a percentage of average daily net assets)	.30 of 1% (.25 of 1% currently)	1%	1%

4.  The first note under the caption  “Notes to Share Class Comparison Table” is deleted and replaced with the following:

•      The minimum initial and subsequent investment requirements do not apply to employee savings plan accounts or payroll deduction plan accounts.   The minimum initial and subsequent investment for purchases made through the Automatic Investment Plan (“AIP”) is $50.   Effective on or about November 17, 2006: (i) the minimum initial investment for retirement accounts and custodial accounts for minors is $1,000, and (ii) subsequent investments through newly-established AIP accounts must be at least $1,200 annually.   Prior thereto, the minimum investment requirements do not apply to certain retirement and custodial accounts for minors.  For more information, see “Additional Shareholder Services.”

5.  The second and third notes under the caption  “Notes to Share Class Comparison Table” are deleted and replaced with the following:

•      Beginning on or about November 17, 2006, if the value of your Class A, Class B, Class C or Class Y account is less than $2,500, the Fund will deduct a $15 annual small balance account fee from your account.  Thereafter, beginning in 2007, the $15 annual small balance account fee will be assessed during the 4th calendar quarter of each year.   Any applicable CDSC on the shares redeemed to pay the $15 small balance account fee will be waived. The $15 small balance account fee will not be charged on: (i) accounts during the first six months from inception of the account, (ii) omnibus accounts, (iii) institutional accounts,  (iv) group retirement plans, and (v) Automatic Investment Plan (“AIP”) accounts or employee savings plan accounts.    For more information, see “Fees and Expenses” and the table captioned “Shareholder Fees” in this Prospectus, and “Purchase, Redemption and Pricing of Fund Shares — Small Balance Account Fee” in the Statement of Additional Information.

•      For more information about the CDSC and how it is calculated, see “How to Sell Your Shares -- Contingent Deferred Sales Charge (CDSC).”

•      Investors who purchase $1 million or more of Class A shares and sell these shares within 12 months of purchase are subject to a 1% CDSC, although they are not subject to an initial sales charge.  The CDSC is waived for purchases by certain retirement or benefit plans.

6.  The following is added immediately following the caption “Qualifying for Class Z Shares”

Institutional Investors.   Various institutional investors may purchase Class Z shares, including corporations, banks, governmental entities, municipalities, and IRS section 501 entities, such as foundations and endowments.  The minimum initial investment for such investors is $10 million.  Institutional investors are responsible for indicating their eligibility to purchase Class Z Shares at the time of purchase.

7.  The section captioned “How to Sell Shares - Small Accounts” is deleted and replaced with the following:

Involuntary Redemption of Small Accounts.   Beginning on or about November 10, 2006, if the value of your account is less than $500 for any reason, we may sell the rest of your shares (without charging any CDSC) and close your account.   We would do this to minimize the Fund’s expenses paid by other shareholders. The involuntary sale provisions do not apply to Automatic Investment Plan (“AIP”) accounts, employee savings plan accounts, payroll deduction plan accounts, or retirement accounts (such as a 401(k) plan, an IRA or other qualified or tax-deferred plan or account).   Prior thereto, if you make a sale that reduces your account value to less than $500, we may sell the rest of your shares (without charging any CDSC) and close your account; this involuntary sale does not apply to shareholders who own their shares as part of a retirement account.   For more information, see “Purchase, Redemption and Pricing of Fund Shares – Involuntary Redemption” in the Statement of Additional Information.   Note that beginning November 17, 2006, if the value of your account is less than $2,500 (with certain exclusions), a $15 annual small balance account fee will be deducted from your account; any applicable CDSC on the shares redeemed to pay the $15 small balance account fee will be waived.  For more information, see “Fees and Expenses” and the table captioned “Shareholder Fees” in this Prospectus, and “Purchase, Redemption and Pricing of Fund Shares – Small Balance Account Fee” in the Statement of Additional Information.

LR0044

California Income Series and California Series
of Dryden California Municipal Fund

Dryden National Municipals Fund, Inc.

Florida Series, New Jersey Series, New York Series, and Pennsylvania Series
of Dryden Municipal Series Fund

Dryden International Equity Fund and Jennison Global Growth Fund
of Prudential World Fund, Inc.

Supplement dated June 9, 2006

Proposed Reorganizations

The Boards of Trustees of Dryden California Municipal Fund and Dryden Municipal Series Fund and the Boards of Directors of Dryden National Municipals Fund, Inc. and Prudential World Fund, Inc. recently approved: (i) the California Reorganization (as described below); (ii) each of the National Reorganizations (as described below); and (iii) the International Reorganization (as described below).

California Reorganization

Target Fund	Acquiring Fund
California Series of Dryden California Municipal Fund	California Income Series of Dryden California Municipal Fund

National ReorganizationS

Target Fund	Acquiring Fund
Florida Series of Dryden Municipal Series Fund	Dryden National Fund Municipals Fund, Inc.
New Jersey Series of Dryden Municipal Series Fund
New York Series of Dryden Municipal Series Fund
Pennsylvania Series of Dryden Municipal Series Fund

INTERNational Reorganization

Target Fund	Acquiring Fund
Jennison Global Growth Fund of Prudential World Fund, Inc.	Dryden International Equity Fund of Prudential World Fund, Inc.

Pursuant to these proposals, the assets and liabilities of each Target Fund would be exchanged for shares of the corresponding Acquiring Fund. The Acquiring Fund shares to be received by Target Fund shareholders in a reorganization will be equal in value, will be of the same class, and will be subject to the same distribution fees, account maintenance fees, and sales charges, including contingent deferred sales charges, if any, as the Target Fund shares held by such shareholders immediately prior to the reorganization

Each reorganization transaction is subject to approval by the shareholders of the relevant Target Fund.  It is anticipated that proxy statements/prospectuses relating to the transactions will be mailed to Acquired Fund shareholders on or about August 2006 and that the special meetings of Target Fund shareholders will be held on or about October 2006.  Shareholder approval of any one reorganization is not contingent upon shareholder approval of any other reorganization.

Under the terms of the proposals, shareholders of a Target Fund would become shareholders of the corresponding Acquiring Fund. No sales charges would be imposed in connection with the proposed transfer. The Acquiring Funds and the Target Funds anticipate obtaining opinions of special tax counsel that the transactions will not result in any adverse federal income tax consequences to any Acquiring Fund, any Target Fund, or their respective shareholders.

LR0052

Prudential World Fund, Inc.

Strategic Partners International Value Fund

Supplement dated July 24, 2006

to

Prospectus dated December 30, 2005

The Board of Directors of Prudential World Fund, Inc. recently approved the submission of merger proposals to shareholders of the Strategic Partners International Value Fund (the Fund). The proposal is to approve or disapprove a Plan of Reorganization under which the Fund would transfer all of its assets to, and all of its liabilities would be assumed by, Dryden International Equity Fund, a series of Prudential World Fund, Inc.  If approved, each whole and fractional share of each class of the Fund would be exchanged for whole and fractional shares of equal net asset value of the same class of the Dryden International Equity Fund and outstanding shares of the Fund would be cancelled.  Shareholders are expected to vote on the proposals at shareholder meetings expected to be held on or about November 30, 2006.

The Board of Directors of Strategic Partners Mutual Funds, Inc. recently approved the submission of a proposal to shareholders to approve or disapprove the reorganization of Strategic Partners International Growth Fund (which is a series of Strategic Partners Mutual Funds, Inc.) into Dryden International Equity Fund.  Shareholders are expected to vote on the proposal at a shareholder meeting expected to be held on or about November 30, 2006.

The Board of Directors of Prudential World Fund, Inc. previously approved the submission of a proposal to shareholders to approve or disapprove the reorganization of Jennison Global Growth Fund into Dryden International Equity Fund.  Shareholders are expected to vote on the proposal at a shareholder meeting to be held on or about October 13, 2006.

LR0066

Every vote is important whether your Fund holdings are large or small. Please review these materials and return your proxy ballot card by mail or call in your vote today.